Exhibit 99.1

GoldMining Options Up to 80% of the Boa Vista Project to Australian Mines Limited for Total Consideration of Up to $7 million

Vancouver, British Columbia – July 1, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce that its wholly-owned subsidiary has entered into a binding term sheet for an earn-in agreement (the "Earn-In Agreement"), pursuant to which, among other things, Australian Mines Limited (ASX:AUZ) ("AUZ") may acquire up to an 80% interest in the Company's Boa Vista Project ("Boa Vista" or the "Project"), located in the Tapajós Gold Province, Pará State, Brazil in consideration for aggregate cash and equity payments of up to $7 million1, as described below. The Company presently owns an indirect 84.05% interest in the Project and, if the option is exercised in full, will retain a 20% interest at such time.

Alastair Still, CEO of GoldMining, commented: “We are pleased to announce this option agreement which positions GoldMining to unlock value from its Boa Vista Project. At the same time, the transaction will allow management to further focus its attention on advancing its key assets, such as the São Jorge Project, where the Company recently announced its largest drilling program to date. Boa Vista is not included within our disclosed global resource estimate, but it does contain numerous exploration targets and, following the full exercise of the proposed options, GoldMining will retain upside to Boa Vista through a retained interest, future staged earn-in and milestone payments and equity in AUZ as they advance the Project. We wish AUZ success with exploration and look forward to potential future benefits for both companies.”

Key Earn-In Agreement Highlights:

Initial Consideration:

●	$55,000 cash payment (non-refundable); and

●

Issuance of ordinary shares of AUZ ("AUZ Shares") valued at AUD$1 million ($884,000), calculated based on a deemed issue price per AUZ Share equal to the twenty-day volume-weighted average price ("VWAP") for AUZ Shares immediately prior to the date of execution of the Earn-In Agreement, to be distributed on a pro rata basis to the Company and the minority holder.

First Option: AUZ has 3 years from the date all conditions precedent to the Earn-In Agreement are satisfied to earn the right to a 51% interest in the Project by:

●	Incurring minimum exploration expenditures of $3,978,000 (AUD$4.5 million), inclusive of:

o	Completing a minimum 6,000 metres of diamond core drilling; and

o	Making three annual cash payments to the Company of $250,000.

●	Announcing a JORC-compliant mineral resource estimate of at least 500,000 gold ounces, including at least 250,000 ounces in the measured and indicated categories; and

●

Issuance of AUZ Shares valued at AUD$1 million ($884,000), calculated based on a deemed issue price per AUZ Share equal to the twenty-day VWAP for AUZ Shares immediately prior to the date of notice of exercise of the First Option, to be distributed on a pro rata basis to the Company and the minority holder.

●	Upon satisfying the First Option Conditions AUZ and GoldMining will form a joint venture (51/49 respectively) on industry standard terms with AUZ as the initial operator.

Second Option: AUZ may earn a further 19% interest in the Project (to 70%) within 3 years from the date of completion of the first option by:

●

Expending a minimum annual amount of AUD$1 million ($884,000) on exploration and feasibility study activities on the Project, including a minimum of AUD$1 million ($884,000) on environmental baseline studies; and

●	Completing a Feasibility Study containing a JORC and NI 43-101 Mineral Reserve of more than 250,000 ounces of gold.

Third Option: AUZ has a further option, exercisable within 90 days from the date of completion of the second option, to earn a further 10% interest in the Project (to 80%) by:

●

At the Company's option, either by granting the Company a shield to dilution out of the joint venture or by paying the Company the third option exercise price (which may be a mix of cash and equity, with a minimum 50% in cash) in an amount equal to the greater of either (i) or (ii):

i.	$4,420,000 (AUD$5 million); and

ii.

the value of the then Mineral Resource at the Project at the time of exercise, calculated as the sum of gold oz contained within the Mineral Resource by multiplying measured resources by AUD$20/oz, indicated resources by AUD$10/oz, and inferred resources (less 300,000 oz) by AUD$2.50/oz

1Dollar amounts are in Canadian dollars unless noted. AUD converted to CAD at rate of 1 AUD = 0.884 CAD.

The Earn-In Agreement is subject to customary conditions applicable to the transactions contemplated therein, including receipt of requisite shareholder approvals of AUZ and stock exchange approvals of the ASX. AUZ intends to call a meeting of shareholders to seek shareholder approval for the Earn-In Agreement.

Boa Vista Project

The Boa Vista Gold Project is located in the Tapajós Gold District, 350km south of the main regional city Itaituba, southwest Pará State, Brazil (see Figure 1). Access to the Boa Vista Gold Project from the cities of Itaituba or Novo Progresso is via highway BR-163 and artisanal mining roads, or via a 1.5-hour flight in a light aircraft from Itaituba. The Project comprises 3 exploration permits covering an area of approximately 9,201 ha (92 km2). GoldMining owns 84.05% of the Project with Majestic D&M Holdings, LLC owning the remaining 15.95%.

The Boa Vista property is underlain by granites, granodiorites and mafic volcanics. Bedrock surface exposures identify east-west, northwest and northeast striking shear structures containing quartz sulphide veinlets, silica breccia and stock works hosted in sericite and pyrite altered and foliated granite and mafic volcanic rocks. Mineralization at most prospects is considered to be mesothermal in nature, however at some of the prospects, vein textures suggest it may be epithermal style mineralization.

Coarse visible gold hosted in silica veined and brecciated rock was first discovered in surface outcrops at the VG1 prospect in 2010. Subsequent soil geochemical surveying has outlined a gold-in-soil anomaly trending to the west-northwest over 2 kilometres in length and up to 350 metres in width. Gold mineralization is associated with sericite, carbonate, silica and pyrite alteration associated with quartz stock work and brecciated granitic and mafic volcanic rocks.

Figure 1 – Tapajós Gold District and location of the Boa Vista Project

Qualified Person

Tim Smith, P. Geo., Vice President Exploration of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Smith is also a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru. The Company also owns approximately 21.5 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.9 million shares of U.S. GoldMining Inc. (Nasdaq: USGO) and 25.1 million shares of NevGold Corp. (TSXV: NAU). See www.goldmining.com for additional information.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding the Project has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, satisfaction of the conditions to the Earn-In Agreement, timing and receipt of payment of the Option, the exercise of the Option, statements respecting the Company's expectations regarding the Project, and expected work programs and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the risk that AUZ may not be able to secure the requisite approvals for the Earn-In Agreement, the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.

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